Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance, Mail Stop 3030

Securities and Exchange Commission

Washington, D.C. 20549

September 28, 2017

Re:	Kindara Inc.
Offering Statement on Form 1-A
File No. 024-10709

Dear Mr. Mancuso:

On behalf of Kindara Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 4:30 p.m., Eastern Time, on September 29, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Ira Hernowtiz

Ira Hernowitz

Chief Executive Officer